UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell”Transport and Trading Company, p.l.c.

Notice of Results and Dividend Announcement

At 10.00 C.E.T. (09.00 G.M.T.) on Thursday February 5th 2004, the Royal Dutch/Shell Group of Companies will release its 4th quarter and full year results and 2003 final dividend announcements. The full quarterly results and dividend announcements will be available on http://www.shell.com/investor at 10.00 C.E.T. (09.00 G.M.T.).

A video broadcast of the Investor and Media presentation held in London, hosted by Sir Philip Watts, Chairman of the Committee of Managing Directors, will be available at 12.00 C.E.T. (11.00 G.M.T.) on February 5th 2004.

Simultaneously, at 12.00 C.E.T. (11.00 G.M.T.) on February 5th 2004, an audio broadcast of the Investor and Media presentation in The Hague, hosted by Jeroen van der Veer, Vice-Chairman of the Committee of Managing Directors, will be available in both Dutch and an English translation.

The following day, February 6th 2004, the same presentation will be repeated in New York with an audio broadcast available at 09:00 E.S.T.

You will be able to download the presentation slides from http://www.shell.com/investor from 12.00 C.E.T. (11.00 G.M.T.) on February 5th 2004.

Contact:

Simon Henry	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

The Hague, 22 January 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (M.C.M. Brandjes)

Date: 22 January 2004